

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Susan Wiseman
General Counsel
Braze, Inc.
330 West 34th Street, Floor 18
New York, New York 10001

> **Re: Braze, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-260428**

Dear Ms. Wiseman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock Compensation and Common Stock Valuations, page 86

1. Tell us how you determined the fair value of your outstanding stock options and restricted stock units issued as compensation subsequent to January 31, 2021, and for any stock incentives granted through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each type of stock incentive:
   • the grant dates;

- the grantees;
- vesting terms;
- estimated fair value of the stock incentives;
- the total amount of compensation cost; and
- the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicole Brookshire